UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WAVECOM S.A.

(Name of Issuer)

Shares, nominal value €1.00 each*

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share.

(Title of Class of Securities)

943531 10 3 (CUSIP Number)

July 16, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943531 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Aram Hékimian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
2,050,381 (See Item 4)

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
2,050,381 (See Item 4)

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,050,381 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
13.2% of the share capital and 13.3% of the voting rights

12.	Type of Reporting Person
IN

Item 1.
	(a)	Name of Issuer
Wavecom S.A.

	(b)	Address of Issuer’s Principal Executive Offices
Wavecom S.A. 3, esplanade du Foncet 92442 Issy-Les-Moulineaux Cedex-France

Item 2.

	(a)	Name of Person Filing
Aram Hékimian

	(b)	Address of Principal Business Office or, if none, Residence
Wavecom S.A. 3, esplanade du Foncet 92442 Issy-Les-Moulineaux Cedex- France

	(c)	Citizenship
France

	(d)	Title of Class of Securities
Shares

	(e)	CUSIP Number
943531 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,050,381*

(b) Percent of class: 13.2% of the share capital and 13.3% of the voting rights

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 2,050,381*

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 2,050,381*

(iv) Shared power to dispose or to direct the disposition of 0

___________________

* Aram Hékimian’s share total includes 143,495 shares held of record by Mr. Hékimian’s wife and 1,350,000 shares held by his children. Mr. Hékimian has the right to vote or sell the shares owned by his children. Mr. Hékimian disclaims beneficial ownership of the 143,495 shares owned by his wife.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2007
Date

/s/ Aram Hékimian
Signature

Aram Hékimian/Chief Executive Officer
Name/Title

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